May 9, 2012	TSX: GPR
For Immediate Release	NYSE Amex: GPL

NEWS RELEASE

GREAT PANTHER UPDATES MINERAL RESOURCE ESTIMATES AT THE
GUANAJUATO MINE COMPLEX AND SAN IGNACIO PROJECT; EXTENDS
MINERALIZATION AT SAN IGNACIO

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE Amex: GPL; "the Company") announces the completion of the updated mineral resource estimates at the Company's wholly-owned Guanajuato Mine Complex (“Guanajuato Mine”) and San Ignacio Project (“San Ignacio”) in Guanajuato, Mexico. As the San Ignacio Project is effectively a satellite of the Guanajuato Mine Complex (20 kilometres by road), and any mineralization extracted from the former will be processed at the Cata Plant, the resource is now being considered as part of the overall Guanajuato Mine mineral inventory.

  Updated Measured and Indicated mineral resource at the Guanajuato Mine Complex contains 5,649,000 ounces of silver equivalent (“Ag eq oz”), replacing production from the Guanajuato Mine during the past 18 months;
  Inferred mineral resources at the Guanajuato Mine are estimated at 2,503,000 Ag eq oz¹;
  Inferred mineral resources at San Ignacio are estimated at 6,894,000 Ag eq oz1,2 ;
  This estimate for San Ignacio increases the tonnage by 35%, the silver content by 29%, gold content by 51% and Ag eq oz by 53% over the previous estimate2 .

1 For now, Inferred resources from Guanajuato and San Ignacio are being reported separately as different parameters were used in their estimation.
2 Compared to the previous San Ignacio resource estimate, three vein zones were dropped from the current resource due to insufficient grade continuity. These may be added back in with further drilling

At San Ignacio, surface drilling is ongoing with two drills and continues to extend the limits of the known mineralized zones beyond the resource model. Highlights in the known zones include 2.65 metres grading 533g/t silver and 7.59g/t gold, and 1.15 metres grading 249g/t silver and 2.99g/t gold.

In addition, new but as yet irregular, high grade silver-gold veins have also been discovered at San Ignacio. These zones returned intercepts of 794g/t silver and 3.70g/t gold over 2.22 metres; 422g/t silver and 10.50g/t gold over 0.60 metres; and 131g/t silver and 19.20g/t gold over 0.50 metres. None of these intercepts are contained within the aforementioned resource for San Ignacio.

Guanajuato Mine Complex

The 2012 Guanajuato Mine mineral resource estimate contains Measured and Indicated mineral resources of 5,649,000 Ag eq oz including 3,530,000 Ag eq oz in the Measured category and 2,119,000 Ag eq oz in the Indicated category (see tables below). Inferred mineral resources are estimated at 2,503,000 Ag eq oz. These are contained in the Cata Clavo, Los Pozos, Santa Margarita and Guanajuatito zones. The Guanajuatito zone, with its first estimate, has been significantly expanded from present mining on the 120 and 160 levels to the 390 level and is open to depth and along strike, illustrating that additional mineralization is expected to be found and could add to inventory with systematic and focused drilling.

Mining of the four zones, Cata, Los Pozos, Santa Margarita and Guanajuatito currently accounts for most of the Guanajuato metal production. Underground drilling is ongoing with five drill rigs to delineate new resources on the upper and depth extensions of Los Pozos, the southeast strike extension of Santa Margarita, and lateral and deep extensions at Guanajuatito, as well as deep exploration at Valenciana (Veta Madre) and Rayas (Veta Madre).

The updated mineral resource estimate for the Guanajuato Mine is valid as of January 31, 2012. Block model graphics, maps, sections and previous news releases can be viewed on the Company’s website at www.greatpanther.com. The estimates were classified according to the CIM Definition Standards on Mineral Resources and Mineral Reserves and, as such, are consistent with the requirements of NI43-101.

Guanajuato Mine Complex: Mineral Resource Estimations and Contained Silver Equivalent, Gold, and Silver

	Tonnage	Grade g/t			Contained koz
Area	kt	AgEq	Au	Ag	AgEq	Au	Ag
Cata	141.6	477	1.69	374	2,171	7.70	1,703
Pozos	84.3	265	0.94	207	717	2.56	562
Santa Margarita	41.0	445	6.89	27	587	9.07	35
Guanajuatito	8.9	191	0.84	140	55	0.24	40
Totals Measured	275.8	398	2.21	264	3,530	19.57	2,340
Cata	45.2	388	1.33	308	565	1.93	447
Pozos	51.8	196	0.63	158	327	1.06	262
Santa Margarita	118.6	301	4.35	37	1,150	16.59	141
Guanajuatito	16.9	143	0.57	108	78	0.31	59
Totals Indicated	232.6	283	2.66	122	2,119	19.89	910
Cata	186.8	455	1.60	358	2,736	9.63	2,150
Pozos	136.1	239	0.83	188	1,044	3.62	824
Santa Margarita	159.6	338	5.00	34	1,737	25.67	176
Guanajuatito	25.9	159	0.66	119	133	0.55	99
Totals Meas + Ind	508.5	346	2.41	199	5,649	39.46	3,250
Cata	3.7	524	1.55	430	62	0.18	51
Pozos	2.4	171	0.51	140	13	0.04	11
Santa Margarita	65.3	404	4.34	140	848	9.11	294
Guanajuatito	151.8	324	1.17	252	1,580	5.73	1,231
Totals Inferred	223.2	349	2.10	221	2,503	15.06	1,587

Notes:

1.	Measured & Indicated Mineral Resources are estimated using a cut-off grade of 50g/t Ag eq
2.	Inferred cut-off grades are 145, 115, 150 and 180 g/t Ag eq for Cata, Pozos, SM and GTTO.
3.	Gold-silver equivalence ratio for block model purposes was 60.8:1.
4.	Prices of US$1,150/oz Au and US$17.67/oz Ag were used in calculations
5.	A minimum true width of 1.5 m was used for estimates
6.	Bulk density is 2.65 t/m3
7.	Totals may not agree due to rounding.
8.	Measured and Indicated Mineral Resources are inclusive of Mineral Reserves

San Ignacio Project

This updated (version 2) mineral resource estimate at San Ignacio supersedes the original estimate (see Company news release of October 11, 2011). The new Inferred mineral resource is estimated to contain 6,894,000 Ag eq oz in 826,000 tonnes averaging 121g/t silver and 2.28g/t gold (using a 125g/t Ag Eq cutoff). Version 2 fills in and expands the strike length of the mineralized zones to 650 metres. This estimate increases the tonnage by 35%, and the Ag eq oz by 53% over the previous estimate.

The mineral resource estimate has an effective date of March 31, 2012 and includes data up to drill hole ESI12-073. The estimate was classified as an Inferred Resource according to the CIM Definition Standards on Mineral Resources and Mineral Reserves and is consistent with the requirements of NI43-101. The mineral resource estimate was prepared by Michael Waldegger, P. Geo., Senior Resource Geologist, MFW Geoscience Inc., under contract to, and independent from, the Company.

Block model graphics, maps, sections and previous news releases can be viewed on the Company’s website at www.greatpanther.com.

San Ignacio Project: Mineral Resource Estimate and Contained Silver Equivalent, Gold and Silver

San Ignacio	Tonnage	Grade g/t			Contained koz
Vein	kt	AgEq	Au	Ag	AgEq	Au	Ag
Inferred
DIOS1	178	224	1.99	103	1,287	11.4	591
DIOS2	147	285	2.38	141	1,346	11.2	663
INT	330	309	2.71	144	3,274	28.8	1,526
MELL	171	180	1.68	77	987	9.3	425
Totals Inferred	826	260	2.28	121	6,894	60.7	3,205

Notes:

1.	Company provided wireframes constructed to a minimum horizontal width of 1.0 metre
2.	Reported Inferred cut-off grade 125g/t Ag Eq
3.	Specific gravity of 2.63 based on 250 drill core samples captured by the wireframes
4.	Totals may not agree due to Rounding.
5.	Tonnages and grades in metric units
6.	Contained silver and gold in troy ounces
7.	Silver equivalence was based on a 60.8 to 1 ratio of silver to gold value.

San Ignacio Project Drilling:

Surface drilling continues with two rigs; one along the major structures extending the explored area for 600 metres south of the mineral resource area and the second for 600 metres along structures north of the old San Jose de García shaft at the south end of the San Ignacio project. Drill holes ESI12-075 to 082 have been completed between 50-150 metres south of the aforementioned mineral resource and are tabulated below. This is an area that includes a shallow area of 19th century stoping along the Intermediate vein, but with Company drilling indicating down dip continuity of the vein.

The Melladito, Intermediate, Nombre de Dios, and Nombre de Dios 2 veins have all been intersected, as well as irregular high grade silver-gold veins that are presently left as “undefined” between the Intermediate and Nombre de Dios vein structures. These undefined zones returned intercepts such as 794g/t silver and 3.70g/t gold over 2.22 metres in hole ESI12-079, as well as 422g/t silver and 10.50g/t gold over 0.60 metres in ESI12-075 and 131g/t silver and 19.20g/t gold over 0.50 metres in ESI12-078.

Highlights for the Intermediate vein include ESI12-079 which intersected 2.65 metres grading 533g/t silver and 7.59g/t gold. The Nombre de Dios vein in ESI12-080 returned 1.15 metres grading 249g/t silver and 2.99g/t gold.

San Ignacio Project: Surface Drilling Results

Section	Drill-Hole #	Vein	From (m)	To (m)	Width (m)	True Width (m)	Au g/t	Ag g/t
325N	ESI12-076	undefined	75.20	75.80	0.60	0.56	0.55	357
	ESI12-076	Intermediate	145.20	148.85	3.65	3.43	1.25	39
	ESI12-077	undefined	91.80	92.95	1.15	0.94	6.36	131
	ESI12-077	Intermediate	165.70	168.00	2.30	1.88	1.86	43
	ESI12-078	undefined	114.00	114.50	0.50	0.38	19.20	131
	ESI12-078**	Intermediate	130.40	131.70	1.30	1.00	2.80	398
	ESI12-079	undefined	111.74	113.96	2.22	1.92	3.70	794
	ESI12-079	Intermediate	148.70	151.35	2.65	2.29	7.59	533
	ESI12-079	Melladito	166.56	169.50	2.94	2.76	2.73	97
	ESI12-080	Nombre de Dios	79.60	80.75	1.15	1.00	2.99	249
	ESI12-080**	Nombre de Dios FW	116.92	119.65	2.73	1.93	2.77	137
	ESI12-082	Nombre de Dios	89.00	92.55	3.55	3.22	1.38	107

400N	ESI12-075	undefined	102.10	102.70	0.60	0.49	10.50	422
	ESI12-075	Intermediate	167.50	171.25	3.75	3.07	1.65	87
	ESI12-081	Intermediate	184.95	186.25	1.30	1.06	1.57	124
	ESI12-083	Nombre de Dios	172.95	173.45	0.50	0.38	0.87	128

Notes	ESI12-078**	Intermediate: Intersection is a remnant of an old stope.
	ESI12-080**	Nombre de Dios FW: Intersection is a remnant of an old stope.

Both drill core and underground chip samples were assayed independently by SGS at the Company’s Guanajuato Mine site laboratory. Aspects relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V. Robert F. Brown, P. Eng. and Vice President of Exploration for the Company, is the Qualified Person for the Guanajuato Mine Project under the meaning of NI43-101 and has reviewed these results. The Company’s QA/QC program includes the regular insertion of blanks, duplicates, and standards into the sample shipments.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange, trading under the symbol GPR and on the NYSE Amex, trading under the symbol GPL. The Company's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico. The Company also owns a development stage property, San Ignacio, which is approximately 20 kilometres by road from its Guanajuato processing plant, and an exploration stage property, Santa Rosa, which is located approximately 15 kilometres northeast of Guanajuato. In addition, the Company is also pursuing acquisition opportunities throughout Latin America to add additional mines to its portfolio of properties. Great Panther's mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious metals.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert Archer	Rhonda Bennetto
President & CEO	Vice President Corporate Communications
1-888-355-1766	1-888-355-1766

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.